QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE 13E-3
(Rule 13e-100)

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

MAI SYSTEMS CORPORATION
(Name of the Issuer)

MAI SYSTEMS CORPORATION*
*And Those Filing Parties Listed on the Carry-Over Cover Page
(Names of Persons Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

552620-20-5
(CUSIP Number of Class of Securities)

James W. Dolan, Chief Financial and Operating Officer,
c/o MAI Systems Corporation,
26110 Enterprise Way,
Lake Forest, CA 92630
(949) 598-6181
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copy to:
David M. Griffith, Esq., General Counsel,
c/o MAI Systems Corporation,
26110 Enterprise Way,
Lake Forest, CA 92630
(949) 598-6183

This statement is filed in connection with (check the appropriate box):

  a.
  ☒    The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

  b.
  ☐    The filing of a registration statement under the Securities Act of 1933.

  c.
  ☐    A tender offer.

  d.
  ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation (1): $23,630	Amount of filing fee: $2.79*

(1)
Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 139,000 shares of Common Stock will be acquired for cash in an amount equal to $0.17 per share. No securities are being acquired for non-cash consideration.

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

*Amount Previously Paid: $2.79

Form or Registration No.: 005-38111

Filing Parties: (1) MAI Systems Corporation, a Delaware corporation; (2) HIS Holding, LLC, a Delaware limited liability company; (3) Orchard Capital Corporation, a California corporation; (5) Richard S. Ressler; (6) W. Brian Kretzmer; and (7) James W. Dolan

Date Filed: December 16, 2004 (initial filing); Amendment No. 1: January 31, 2005; Amendment No. 2: March 18, 2005; Amendment No. 3: September 27, 2005

Introduction

        This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by MAI Systems Corporation, a Delaware corporation (the "Company"), and (2) HIS Holding, LLC, a Delaware limited liability company; (3) Orchard Capital Corporation, a California corporation; (4) Richard S. Ressler; (5) W. Brian Kretzmer; and (6) James W. Dolan (collectively, the "Other Filing Parties"),with the Securities and Exchange Commission (the "Commission") for purposes of effecting the transaction described herein.

        Concurrently with the filing of this Schedule 13E-3, the Company and the Other Filing Parties are filing with the Commission Amendment No. 3 to their Preliminary Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the "Information Statement"), describing a proposed amendment to the Company's amended and restated certificate of incorporation to effectuate a 1-for-150 reverse stock split of shares of common stock, par value $0.01, of the Company. The Information Statement is in preliminary form and is subject to completion or amendment. The information in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Information Statement.

Item 1. Summary Term Sheet.

        The information set forth in the Information Statement under the section "Summary of the Proposed Reverse Stock Split" is incorporated herein by reference.

Item 2. Subject Company Information.

          (a)    Name and Address.    The name of the Company is MAI SYSTEMS CORPORATION. Its principal executive offices are located at 26110 Enterprise Way, Lake Forest, CA 92630, and its telephone number is (949) 598-6000.

          (b)    Securities.    As of September 27 2005, there were 57,847,862 shares of the Company's common stock, $0.01 par value, outstanding.

          (c)    Trading Market and Price.    The information set forth in the Information Statement under the section "Market Prices of Our Common Stock and Dividend Policy" is incorporated herein by reference.

          (d)    Dividends.    The information set forth in the Information Statement under the section "Market Prices for Our Common Stock and Dividend Policy" is incorporated herein by reference.

          (e)    Prior Public Offerings.    Not applicable.

          (f)    Prior Stock Purchases.    The information set forth in the Information Statement under the section "Prior Transactions Between the Investor Group and Our Company—Interests of Certain Persons in or Opposition to the Reverse Stock Split—Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          (a)    Name and Address.    MAI SYSTEMS CORPORATION, the subject company, and (2) HIS Holding, LLC, a Delaware limited liability company; (3) Orchard Capital Corporation, a California corporation; (4) Richard S. Ressler; (5) W. Brian Kretzmer; and (6) James W. Dolan (collectively, the "Other Filing Parties"), are the filing persons. The principal executive offices for MAI Systems Corporation and the business address for W. Brian Kretzmer and James W. Dolan are located at 26110 Enterprise Way, Lake Forest, CA 92630, and the telephone number is (949) 598-6000. The principal business address for HIS Holding, LLC, Orchard Capital Corporation and Richard S. Ressler is 6922 Hollywood Boulevard, Suite 900, Los Angeles, California 90028, and the telephone number is (323) 860-9500. Richard S. Ressler is the controlling person of Orchard Capital Corporation and his address is as previously stated in this Item 3(a)..

  The information set forth in the Information Statement under the section "Background Information Concerning Our Executive Officers and Directors and Controlling Stockholders" is incorporated herein by reference.

          (b)    Business and Background of Entities.    HIS Holding, LLC is a Delaware limited liability company, whose principal business is to act as a holding company for investments in hospitality companies. Orchard Capital Corporation is a California corporation whose principal business is to provide investment capital and advice to companies (including MAI) in which Orchard Capital or its affiliates invest. These entities have not been convicted in any criminal proceeding in the past five years and are not the subject of any administrative proceeding in the past five years that resulted in judgment, decree or final order that involved any injunction or finding of any violation of federal or state securities laws. The information set forth in the Information Statement under the sections "Background Information Concerning Our Executive Officers and Directors and Controlling Stockholders" is incorporated herein by reference.

          (c)    Business and Background of Natural Persons.    Richard S. Ressler is the Chief Executive Officer and controlling shareholder of Orchard Capital Corporation, the managing member of HIS Holding, LLC. Brian W. Kretzmer is the Chief Executive Officer and President and James W. Dolan is the Chief Financial and Operating Officer, respectively, of MAI Systems Corporation, the subject company. Information responsive to Item 1003(c) of Schedule 13E-3 regarding Messrs. Ressler's, Kretzmer's and Dolan's business background is set forth in the Information Statement under the section "Background Information Concerning Our Executive Officers and Directors and Controlling Stockholders" which is incorporated herein by reference. Each of the natural persons is a citizen of the United States. None of these natural persons has been convicted in any criminal proceeding in the past five years nor are they the subject of any administrative proceeding in the past five years that resulted in judgment, decree or final order that involved any injunction or finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

          (a)    Material Terms.    The information set forth in the Information Statement under the section "Summary of the Proposed Reverse Stock Split" and "The Reverse Stock Split—Basic Terms" is incorporated herein by reference.

          (c)    Different Terms.    Not applicable.

          (d)    Appraisal Rights.    The information set forth in the Information Statement under the section "Appraisal Rights" is incorporated herein by reference.

          (e)    Provisions for Unaffiliated Stockholders.    None.

          (f)    Eligibility for Listing or Trading.    Until July 2005 the Company's stock was traded on the OTC Bulletin Board. Because the Company was unable to timely file its Annual Report on Form 10-K, Nasdaq rules disallowed further trading on the OTC Bulletin Board until the Company was again in compliance with its reporting requirements. The Company's stock currently trades only in the "Pink Sheets" under the symbol MAIY.PK. The Company believes that upon filing its Form 10-K, which was filed on September 22, 2005, that its common stock will again qualify for trade on the OTC Bulletin Board. Following the reverse stock split, the Company will not take any steps to qualify the Company's common stock for trading on any automated quotations system operated by a national securities association. In addition, the Company's common stock will cease to be traded on the OTC Bulletin Board, but may again be traded in the "Pink Sheets," however the Company does not intend to apply to have its common stock traded in the Pink Sheets. The information set forth in the Information Statement under the section "Substantive Factors Disfavoring the Reverse Stock Split—Cessation of Public Sale Opportunities" is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

          (a)    Transactions.    The information set forth in the Information set forth in the Information Statement under the section "Prior Transactions Between the Investor Group and Our Company;" is incorporated herein by reference. Richard S. Ressler's services as Chairman (and formerly as Chief Executive Officer) of the Board of Directors of MAI Systems Corporation have been provided pursuant to a consulting agreement dated August 15, 1994 (amended as of August 16, 1997, August 24, 1997, August 24, 1998, August 24, 1999, August 24, 2000, August 24, 2001, August 24, 2002 and August 24, 2003) between the Company and Orchard Capital Corporation, Mr. Ressler's employer. Pursuant to that agreement, for Mr. Ressler's services Orchard was paid $20,000 per month up through and including August 15, 1996, and was paid $24,000 per month up until October 1, 2003, at which time Orchard voluntarily decreased its fee to $12,000 per month.

          (b)    Significant Corporate Events.    The information set forth in the Information Statement under the section "Prior Transactions Between the Investor Group and Our Company" is incorporated herein by reference.

          (c)    Negotiations or Contacts.    The information set forth in the Information Statement under the section, "Prior Transactions Between the Investor Group and Our Company" is incorporated herein by reference.

          (e)    Agreements Involving the Subject Company's Securities.    Pursuant to the operating agreement of HIS Holding, LLC Richard S. Ressler has beneficial ownership of 43,172,110 shares of the Company's common stock. The operating agreement provides that Mr. Ressler has voting and dispositive control over these shares through his control of Orchard Capital Corporation, the managing member of HIS Holding, LLC. By virtue of this control Mr. Ressler signed the written consent approving the reverse stock split. There is no voting agreement regarding shares held separately by the four members of HIS Holding, LLC. The members of HIS Holding, LLC include Richard S. Ressler, the Company's Chairman, W. Brian Kretzmer, the Company's Chief Executive Officer and President, James W. Dolan, the Company's Chief Financial and Operating Officer, and the Company's principal lenders, The Canyon Value Realization Fund (Cayman), Ltd., Canyon Value Realization Fund, L.P., and CPI Securities, L.P. The information set forth in our Preliminary Information Statement under the section, "Interests of Certain Persons in or Opposition to the Reverse Stock Split- Security Ownership of Certain Beneficial Owners and Management," is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

          (b)    Use of Securities Acquired.    The securities acquired by the Company in the Reverse Stock Split transaction will be retired. The information set forth in the Information Statement under the section "Reverse Stock Split—Basic Terms" is incorporated herein by reference.

          (c)    Plans.    The Reverse Stock Split transaction provides for the achievement of the steps listed in Item 1006(c)(6),(7), and (8), e.g. the delisting of the Company's common stock from the OTC Bulletin Board, the eligibility of our common stock for termination of registration under Section 12(g)(4) of the 1934 Act, and the suspension of our obligation to file reports under Section 15(d) of the 1934 Act. The information set forth in the Information Statement under the sections "The Reverse Stock Split—Basic Terms" and "Substantive Factors Disfavoring the Reverse Stock Split—Cessation of Public Sale Opportunities" is incorporated herein by reference."

Item 7. Purposes, Alternatives, Reasons and Effects.

          (a)    Purposes.    The information set forth in the Information Statement under the section "Special Factors Considered in Approving the Reverse Stock Split—Purpose of the Reverse Stock Split" is incorporated herein by reference.

          (b)    Alternatives.    The information set forth in the Information Statement under the section "Special Factors Considered in Approving the Reverse Stock Split—Background of the Reverse Split; Alternatives Considered by the Special Committee and the Board of Directors" is incorporated herein by reference.

          (c)    Reasons.    The information set forth in the Information Statement under the section "Special Factors Considered in Approving the Reverse Stock Split—Reasons for the Reverse Stock Split" is incorporated herein by reference.

          (d)    Effects.    The information set forth in the Information Statement under the sections "Substantive Factors Disfavoring the Reverse Stock Split,' Effects of the Reverse Stock Split on Stockholders Who Hold Fewer than 150 Shares of Common Stock in a Single Account," "Effects of the Reverse Split on Stockholders Who Hold More Than 150 Shares of Our Common Stock in a Single Account," "General Examples of Potential Effects of the Reverse Split," "Effects of the Reverse Split on Option Holders," "Effects of the Reverse Split on Our Company," "Certain Material Federal Income Tax Consequences" and "The Reverse Stock Split—Accounting Consequences" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

          (a)    Fairness.    Each of the members of the Investor Group and those individuals or entities listed herein as 'filing persons' for purposes of Schedule 13E-3 have adopted the findings of our Special Committee and Board of Directors regarding the material factors upon which its was determined that the Reverse Stock Split was fair to our unaffiliated stockholders. Specifically, Richard S. Ressler, Orchard Capital Corporation, James W. Dolan, W. Brian Kretzmer, and HIS Holding, LLC, hereby state their belief as to the fairness of the proposed transaction to unaffiliated security holders, both those who will be cashed out by the Reverse Stock Split and those who will remain as stockholders after the reverse split, based upon their ratification of the conclusions of our Special Committee and Board as to the Reverse Stock Split. The information set forth in the Information Statement under the sections "Special Committee of the Board of Directors" and "Special Factors Considered in Approving the Reverse Stock Split" "Substantive and Procedural Factors Considered by the Special Committee and Our Board of Directors as to the Fairness of the Reverse Stock Split," "Procedural Factors Favoring the Reverse Stock Split," "Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split," "Substantive Factors Favoring the Reverse Stock Split," and "Substantive Factors Disfavoring the Reverse Stock Split" are incorporated herein by reference.

          (b)    Factors Considered in Determining Fairness.    The information set forth in the Information Statement under the sections listed in Item 8(a) above are incorporated herein by reference.

          (c)    Approval of Security Holder.    The transaction is not structured to require approval of at least a majority of unaffiliated security holders. The information set forth in the Information Statement under the section "Procedural Factors Disfavoring the Reverse Stock Split; Interests of our Chairman and Executive Officers in the Reverse Stock Split—The Reverse Stock Split Will be Approved by our Affiliated Stockholders Without a Vote by Unaffiliated Stockholders" is incorporated herein by reference.

          (d)    Unaffiliated Representative.    The information set forth in the Information Statement under the section "Special Committee of the Board of Directors" is incorporated herein by reference.

          (e)    Approval of Directors.    The information set forth in the Information Statement under the section "Special Committee of the Board of Directors" is incorporated herein by reference.

          (f)    Other Offers.    On March 1, 2005 the Company announced that it recently received an unsolicited written offer from Appian, Inc. of Salt Lake City to acquire MAI Systems Corporation. The offer was rejected by the Company and its majority shareholder, HIS Holding LLC, which holds approximately 78% of MAI Systems Corporation common stock. The offer was rejected after Appian was unable to satisfy MAI or its majority shareholder that its offer had any demonstrable financial support that would make it likely that the offer could provide an appropriate value for the MAI shareholders. Other than the foregoing offer, the Company has not received any offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A.(e.g. an offer to merge the Company with a third party, or to acquire all or substantially all of the Company's assets or securities).

Item 9. Reports, Opinions, Appraisals and Negotiations.

          (a)    Report, Opinion or Appraisal.    The information set forth in the Information Statement under the sections "Special Committee of the Board of Directors" and "Procedural Factors Disfavoring the Reverse Stock Split; Interests of Our Chairman and Executive Officers in the Reverse Stock Split" are incorporated herein by reference.

          (b)    Preparer and Summary of the Report, Opinion or Appraisal.    Not applicable.

          (c)    Availability of Documents.    Not applicable.

Item 10. Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds.    The information set forth in the Information Statement under the section "The Reverse Stock Split—Source of Funds and Financial Effect of the Reverse Split" is incorporated herein by reference.

          (b)    Conditions.    None.

          (c)    Expenses.    The information set forth in the Information Statement under the sections "The Reverse Stock Split—Source of Funds and Financial Effect of the Reverse Split" and "The Reverse Stock Split—Fees and Expenses" is incorporated herein by reference.

          (d)    Borrowed Funds.    Not Applicable.

Item 11. Interest in Securities of the Subject Company.

          (a)    Security Ownership.    The information set forth in the Information Statement under the section "Interests of Certain Persons in or Opposition to the Reverse Stock Split—Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

          (b)    Securities Transactions.    The information set forth in the Information Statement under the section "Prior Transactions Between the Investor Group and Our Company" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

          (d)    Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Information Statement under the sections "Summary of the Proposed Reverse Stock Split—Approval of Stockholders" and "The Reverse Stock Split—Approval of the Reverse Stock Split By Our Board of Directors and Stockholders," is incorporated herein by reference.

          (e)    Recommendations of Others.    The information set forth in the Information Statement under the sections "Special Committee of the Board of Directors" and "Special Factors Considered in Approving the Reverse Stock Split—Background of the Reverse Stock Split; Alternatives Considered by the Special Committee and the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

          (a)    Financial Information.    The information set forth in the Information Statement under Appendix C—Financial Statements, Supplementary Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and

  Qualitative Disclosures About Market Risk, including certain portions of the financial statements in the Company's Annual Report on Form 10-K for the years ended December 31, 2004, 2003 and 2002, and certain portions of the financial statements in the Company's Quarterly Report on Form 10-Q for the interim periods ended June 30, 2005, are incorporated herein by reference.

          (b)    Pro Forma Information.    The information set forth in the Information Statement in Appendix B, Pro Forma Financial Information, is incorporated by reference herein.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

          (a)    Solicitation or Recommendations.    The information set forth in the Information Statement under the section "Special Committee of the Board of Directors" is incorporated herein by reference.

          (b)    Employees and Corporate Assets.    The information set forth in the Information Statement under the sections "The Reverse Stock Split—Source of Funds and Financial Effect of the Reverse Stock Split" and "The Reverse Stock Split—Fees and Expenses" is incorporated herein by reference.

Item 15. Additional Information.

          (b)    Other Material Information.    Not applicable.

Item 16. Exhibits.

  Exhibit Number/Description

          (a)   Preliminary Information Statement filed with the Commission on December 16, 2004; and Amendment No. 1 to Preliminary Information Statement filed with the Commission on January 31, 2005; and Amendment No. 2 to Preliminary Information Statement filed with the Commission on March 18, 2005 and Amendment No. 3 to Preliminary Information Statement filed with the Commission on September 27, 2005 (incorporated herein by reference).

          (b)   Not applicable.

          (c)   Not applicable.

          (d)   Reference is made to the Schedules 13D filed on November 12, 2004 by MAI Systems Corporation and April 20, 2004 by HIS Holding, LLC; the exhibits contained in those filings and listed hereafter are incorporated by reference herein: (a) Stock Purchase Agreement dated March 31, 2004 between CSA Private Limited and HIS Holding, LLC; (b) Stock Purchase Agreement between MAI Systems Corporation and HIS Holding, LLC for the acquisition of 10,000,000 shares of MAI Systems Corporation common stock by HIS Holding, LLC; and (c) Promissory Note which has been converted to 33,172,110 shares of MAI Systems Corporation common stock. Reference is also made to Proposal No. 2 of MAI Systems Corporation's Definitive Proxy filed with the Commission on August 25, 2004, which discusses these transactions in further detail. Pursuant to Item 1005(e) of Regulation M-A, the Operating Agreement for HIS Holding, LLC is also filed with Amendment No. 2 to Schedule 13E-3.

          (f)    Not applicable.

          (g)   Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MAI SYSTEMS CORPORATION
By:	/s/ W. BRIAN KRETZMER
Name:	W. Brian Kretzmer
Title:	Chief Executive Officer, President, and Secretary
Date:	September 27, 2005

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HIS HOLDING, LLC
By:	Orchard Capital Corporation, Managing Member
By:	/s/ RICHARD S. RESSLER
Name:	Richard S. Ressler
Title:	Chief Executive Officer and President
Date:	September 27, 2005

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ORCHARD CAPITAL CORPORATION
By:	/s/ RICHARD S. RESSLER
Name:	Richard S. Ressler
Title:	Chief Executive Officer and President,
Date:	September 27, 2005

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

RICHARD S. RESSLER
By:	/s/ RICHARD S. RESSLER
Name:	Richard S. Ressler
Date:	September 27, 2005

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

W. BRIAN KRETZMER
By:	/s/ W. BRIAN KRETZMER
Name:	W. Brian Kretzmer
Date:	September 27, 2005

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JAMES W. DOLAN
By:	/s/ JAMES W. DOLAN
Name:	James W. Dolan
Date:	September 27, 2005

EXHIBIT INDEX

        (a)   Preliminary Information Statement filed with the Commission on December 16, 2004 (incorporated herein by reference); Amendment No. 1 to Preliminary Information Statement filed with the Commission on January 31, 2005 (incorporated herein by reference); Amendment No. 2 to Preliminary Information Statement filed with the Commission on March 18, 2005 (incorporated herein by reference); Amendment No. 3 to Preliminary Information Statement filed with the Commission on September 27, 2005 (incorporated herein by reference).

        (b)   Not applicable.

        (c)   Not applicable.

        (d)   Reference is made to the Schedule 13D filed on November 12, 2004 by MAI Systems Corporation and April 20, 2004 by HIS Holding, LLC; the exhibits contained in those filings and listed hereafter are incorporated by reference herein: (a) Stock Purchase Agreement dated March 31, 2004 between CSA Private Limited and HIS Holding, LLC; (b) Stock Purchase Agreement between MAI Systems Corporation and HIS Holding, LLC for the acquisition of 10,000,000 shares of MAI Systems Corporation common stock by HIS Holding, LLC; and (c) Promissory Note which has been converted to 33,172,110 shares of MAI Systems Corporation common stock. Reference is also made to Proposal No. 2 of MAI Systems Corporation's Definitive Proxy filed with the Commission on August 25, 2004, which discusses these transactions in further detail. Pursuant to Item 1005(e) of Regulation M-A, the Operating Agreement for HIS Holding, LLC is also filed with this Amendment No. 2 to Schedule 13E-3.

        (f)    Not applicable.

        (g)   Not applicable.

QuickLinks

Introduction
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amount of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX